Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
	(in thousands, except for ratio and percentages)

Pre-tax income (loss) from continuing operations	$(30,567)	$(557,800)	$(734,875)	$(626,044)	$31,996	$80,254

Fixed charges:
Interest expense	$21,626	$85,858	$74,606	$24,060	$15,034	$50,417
Interest capitalized	—	—	—	—	—	—
Amortization of debt discounts/premiums/debt issuance costs	45	278	78	554	1,619	4,836

Rent expense	4,410	18,059	38,912	57,670	57,110	49,352
Effective interest rate of term loan	7.13%	7.13%	7.13%	7.13%	7.13%	7.13%
Estimate of interest within rental expense	315	1,288	2,775	4,113	4,073	3,519
Total fixed charges	$21,986	$87,424	$77,459	$28,727	$20,726	$58,772

Subtract noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	4,161	(6,646)	(764)	—	—	—

Total earnings	$(12,742)	$(463,730)	$(656,652)	$(597,317)	$52,722	$139,026

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	2.54	2.37

Deficiency of earnings available to cover fixed charges	$(34,728)	$(551,154)	$(734,111)	$(626,044)	N/A	N/A